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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)


                              TRANSMONTAIGNE INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   893934109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               HERBERT THORNHILL
                                 MORGAN STANLEY
                      2000 WESTCHESTER AVENUE, ONE SOUTH C
                               PURCHASE, NY 10577
                                 (914) 225-5542
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 JUNE 22, 2006
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 893934109

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      1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         MORGAN STANLEY

-------------------------------------------------------------------------------

      2. Check the Appropriate Box if a Member of a Group
         (See Instructions)                                          (a)   | |
                                                                     (b)   |X|

-------------------------------------------------------------------------------

      3. SEC Use Only

-------------------------------------------------------------------------------

      4. Source of Funds (See Instructions)

         BK, OO

-------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                             |X|

-------------------------------------------------------------------------------

      6. Citizenship or Place of Organization

         DELAWARE

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              7.    Sole Voting Power

                        -0-

              -----------------------------------------------------------------

              8.    Shared Voting Power
NUMBER OF
SHARES                  5,542,775
BENEFICIALLY
OWNED BY      -----------------------------------------------------------------
EACH
REPORTING     9.    Sole Dispositive Power
PERSON WITH
                        -0-

              -----------------------------------------------------------------

              10.   Shared Dispositive Power

                        5,544,775

-------------------------------------------------------------------------------

      11. Aggregate Amount Beneficially Owned by Each Reporting Person

          5,544,775 (SEE ITEMS 4 AND 5)

-------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                        |_|

-------------------------------------------------------------------------------

      13. Percent of Class Represented by Amount in Row (11)

          10.07% (SEE ITEM 5)

-------------------------------------------------------------------------------

      14. Type of Reporting Person (See Instructions)

          HC, CO

-------------------------------------------------------------------------------

Cusip No. 893934109
-------------------------------------------------------------------------------

      1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         MORGAN STANLEY CAPITAL GROUP INC.

-------------------------------------------------------------------------------

      2. Check the Appropriate Box if a Member of a Group
         (See Instructions)                                          (a)   |_|
                                                                     (b)   |X|

-------------------------------------------------------------------------------

      3. SEC Use Only

-------------------------------------------------------------------------------

      4. Source of Funds (See Instructions)

         BK, OO

-------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                             |X|

-------------------------------------------------------------------------------

      6. Citizenship or Place of Organization

         DELAWARE

-------------------------------------------------------------------------------

              7.    Sole Voting Power

                        -0-

              -----------------------------------------------------------------

              8.    Shared Voting Power
NUMBER OF
SHARES                  5,500,000
BENEFICIALLY
OWNED BY      -----------------------------------------------------------------
EACH
REPORTING     9.    Sole Dispositive Power
PERSON WITH
                        -0-

              -----------------------------------------------------------------

              10.   Shared Dispositive Power

                        5,500,000

-------------------------------------------------------------------------------

      11. Aggregate Amount Beneficially Owned by Each Reporting Person

                5,500,000 (SEE ITEMS 4 AND 5)

-------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                        |_|

-------------------------------------------------------------------------------

      13. Percent of Class Represented by Amount in Row (11)

          9.99% (SEE ITEM 5)

-------------------------------------------------------------------------------

      14. Type of Reporting Person (See Instructions)

          CO
-------------------------------------------------------------------------------

Cusip No. 893934109
-------------------------------------------------------------------------------

      1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         MORGAN STANLEY & CO. INCORPORATED

-------------------------------------------------------------------------------

      2. Check the Appropriate Box if a Member of a Group
         (See Instructions)                                          (a)   |_|
                                                                     (b)   |X|

-------------------------------------------------------------------------------

      3. SEC Use Only

-------------------------------------------------------------------------------

      4. Source of Funds (See Instructions)

         BK, OO

-------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                             |X|

-------------------------------------------------------------------------------

      6. Citizenship or Place of Organization

         DELAWARE

-------------------------------------------------------------------------------

              7.    Sole Voting Power

                        -0-

              -----------------------------------------------------------------

              8.    Shared Voting Power
NUMBER OF
SHARES                  400
BENEFICIALLY
OWNED BY      -----------------------------------------------------------------
EACH
REPORTING     9.    Sole Dispositive Power
PERSON WITH
                        -0-

              -----------------------------------------------------------------

              10.   Shared Dispositive Power

                        400

-------------------------------------------------------------------------------

     11. Aggregate Amount Beneficially Owned by Each Reporting Person

         400 (SEE ITEM 5)

-------------------------------------------------------------------------------

     12. Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)                                         |_|

-------------------------------------------------------------------------------

     13. Percent of Class Represented by Amount in Row (11)

         0.00% (SEE ITEM 5)

-------------------------------------------------------------------------------

     14. Type of Reporting Person (See Instructions)

         CO
-------------------------------------------------------------------------------

Cusip No. 893934109
-------------------------------------------------------------------------------

      1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         MORGAN STANLEY DW INC.

-------------------------------------------------------------------------------

      2. Check the Appropriate Box if a Member of a Group
         (See Instructions)                                          (a)   |_|
                                                                     (b)   |X|

-------------------------------------------------------------------------------

      3. SEC Use Only

-------------------------------------------------------------------------------

      4. Source of Funds (See Instructions)

         BK, OO

-------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                             |X|

-------------------------------------------------------------------------------

      6. Citizenship or Place of Organization

         DELAWARE

-------------------------------------------------------------------------------

              7.    Sole Voting Power

                        -0-

              -----------------------------------------------------------------

              8.    Shared Voting Power
NUMBER OF
SHARES                  42,375
BENEFICIALLY
OWNED BY      -----------------------------------------------------------------
EACH
REPORTING     9.    Sole Dispositive Power
PERSON WITH
                        -0-

              -----------------------------------------------------------------

              10.   Shared Dispositive Power

                        44,375

-------------------------------------------------------------------------------

      11. Aggregate Amount Beneficially Owned by Each Reporting Person

          44,375 (SEE ITEM 5)

-------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                        |_|

-------------------------------------------------------------------------------

      13. Percent of Class Represented by Amount in Row (11)

          0.09% (SEE ITEM 5)
-------------------------------------------------------------------------------

      14. Type of Reporting Person (See Instructions)

          CO
-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

      This Amendment No. 6 to Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of TransMontaigne Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1670 Broadway, Suite 3100, Denver, Colorado 80202. Morgan Stanley ("MS"), Morgan Stanley Capital Group Inc. ("MSCGI"), Morgan Stanley & Co. Incorporated ("MS&Co."), and Morgan Stanley DW Inc. ("MSDW", and, together with MS, MSCGI, and MS&Co., the "Reporting Persons") hereby amend the Schedule 13D originally filed on January 10, 2005 and amended on March 22, 2006, April 26, 2006, May 8, 2006, May 17, 2006, and June 18, 2006.

ITEM 2. IDENTITY AND BACKGROUND

      Item 2 is hereby amended to state that the name, business address, present principal occupation or employment and citizenship of each director and executive officer of MS are as set forth on Schedule A attached hereto.

ITEM 4. PURPOSE OF TRANSACTION

      Item 4 is hereby amended by adding the following:

      On June 22, 2006, the Company entered into an agreement and plan of merger between the Company, MSCGI, and Buffalo Merger Sub Inc (the "Agreement"). Further detail is available in the Company's Current Report on Form 8-K filed on June 23, 2006. These materials are incorporated herein by reference and the foregoing description of the subject transactions is qualified in its entirety by reference to such materials.

                                    * * * *

      Subject to the terms of the Agreement, the Reporting Persons may at any time, or from time to time acquire additional shares of Common Stock or dispose of their shares of Common Stock, propose, pursue, or seek not to pursue the transaction contemplated by the Agreement; seek to change the terms of such transaction, including the price, conditions, or scope of the transaction; take any action in or out of the ordinary course of business to facilitate or increase the likelihood of consummation of such transaction; otherwise seek control or seek to influence the management and policies of the Company; or change their intentions with respect to any such matters. In connection with the transaction contemplated by the Agreement, the Reporting Persons are considering other transactions with respect to the Company and its assets, including without limitation financing transactions, partnerships with third parties, or sales of assets to the Company's affiliated master limited partnership or third parties.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement dated June 26, 2006 between MS, MSCGI, MS&Co, and MSDW.

                                                                      SCHEDULE A

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                                 MORGAN STANLEY

      The names of the directors and the names and titles of the executive officers of Morgan Stanley ("MS") and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MS at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS and each individual is a United States citizen.

NAME                TITLE
----                -----

*John J. Mack       Chairman of the Board and Chief Executive Officer

*Roy J. Bostock     Chairman of the Partnership for a Drug-Free America

*Erskine B. Bowles  President-Elect of the University of North Carolina

*Sir Howard J.      Director, The London School of Economics and Political
Davies(1)           Science

*C. Robert Kidder   Principal of Stonehenge Partners, Inc.

*Donald T.          Director
Nicolaisen

*Charles H. Noski   Director

*Hutham S. Olayan   President, Chief Executive Officer and Director of Olayan
                    America Corporation

*O. Griffith Sexton Adjunct professor of finance at Columbia Business School

*Laura D'Andrea     Dean of the London Business School
Tyson

*Klaus Zumwinkel(2) Chairman of the Board of Management of Deutsche Post AG

Walid Chammah       Head of Investment Banking

Jonathan            Chairman, Morgan Stanley International
Chenevix-Trench(3)

Zoe Cruz            Co-President

Thomas V. Daula     Chief Risk Officer

James P. Gorman     President and COO, Global Wealth Management Group

David W. Heleniak   Vice Chairman

Roger C. Hochschild President and COO, Discover Financial Services

Jerker M.           Co-Head of Institutional Sales and Trading
Johansson(4)

Gary G. Lynch       Chief Legal Officer

Alasdair            Chairman, Morgan Stanley Asia
Morrison(5)

Eileen K. Murray    Head of Global Operations and Technology

David W. Nelms      Chairman and CEO, Discover Financial Services

Thomas R. Nides     Chief Administrative Officer and Secretary

Linda Riefler       Chief Talent Officer

Robert W. Scully    Co-President

Neal A. Shear       Co-Head of Institutional Sales and Trading

David H. Sidwell    Executive Vice President and Chief Financial Officer

Cordell G.          Deputy Head of Investment Banking
Spencer(6)

Owen D. Thomas      President and COO, Investment Management


1 Howard Davies is an English citizen
2 Klaus Zumwinkel is a German citizen
3 Jonathan Chenevix-Trench is an English citizen
4 Jerker Johansson is a Swedish citizen
5 Alasdair Morrison is an English citizen
6 Cordell Spencer is a Canadian citizen
* Director

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 26, 2006


                                          MORGAN STANLEY


                                          /S/ JILL OSTERGAARD
                                          ------------------------------
                                          Name:  Jill Ostergaard
                                          Title: Authorized Signatory



                                          MORGAN STANLEY CAPITAL GROUP INC.


                                          /S/  ROBERT P. KINNEY
                                          ------------------------------
                                          Name:  Robert P. Kinney
                                          Title: Vice President



                                          MORGAN STANLEY & CO. INCORPORATED


                                          /S/ JILL OSTERGAARD
                                          ------------------------------
                                          Name:  Jill Ostergaard
                                          Title: Authorized Signatory



                                          MORGAN STANLEY DW INC.


                                          /S/ ANDREW SAPERSTEIN
                                          ------------------------------
                                          Name:  Andrew M. Saperstein
                                          Title: Managing Director

EXHIBIT 1

                             JOINT FILING AGREEMENT


In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, $0.01 par value per share, of TransMontaigne, Inc., a Delaware corporation, and further agrees that this joint filing agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated as of June 26, 2006.
                                          MORGAN STANLEY


                                          /S/ JILL OSTERGAARD
                                          ------------------------------
                                          Name:  Jill Ostergaard
                                          Title: Authorized Signatory



                                          MORGAN STANLEY CAPITAL GROUP INC.


                                          /S/ ROBERT P. KINNEY
                                          ------------------------------
                                          Name:  Robert P. Kinney
                                          Title: Vice President



                                          MORGAN STANLEY & CO. INCORPORATED


                                          /S/ JILL OSTERGAARD
                                          ------------------------------
                                          Name:  Jill Ostergaard
                                          Title: Authorized Signatory



                                          MORGAN STANLEY DW INC.


                                          /S/ ANDREW SAPERSTEIN
                                          ------------------------------
                                          Name:  Andrew M. Saperstein
                                          Title: Managing Director